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                                YOUCENTRIC, INC.
                        14045 Ballantyne Corporate Place
                                    Suite 101
                               Charlotte, NC 28277

                                October 25, 2000


VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549
Attention: Ms. Maria Gabriela Bianchini
           Ms. Barbara Jacobs

         RE:      YOUCENTRIC, INC.
                  APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-35104)

Ladies and Gentlemen:

         Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, YOUcentric, Inc. (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, File No 333-35104, together with all amendments and exhibits thereto (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on April 19, 2000.

         The Registrant believes that the terms obtainable in the marketplace at this time are not sufficiently attractive to warrant proceeding with the offering. The Registration Statement was not declared effective by the Commission, no securities have been or will be sold under the Registration Statement and all activity in pursuit of the offering has been discontinued. Accordingly, the Registrant hereby requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

         Should you have any questions regarding this matter, please contact Betty Wren of Kilpatrick Stockton LLP, legal counsel to the Registrant, at (704) 338-5123.

                                               Very truly yours,

                                               YOUcentric, Inc.


                                               By:  /s/ J. Blount Swain
                                                    ----------------------------
                                                    J. Blount Swain
                                                    Chief Financial Officer